# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Repay Holdings Corp, CIK 0001720592
CUSIP: 76029L100
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, SUITE 1100, ATLANTA, Georgia (GA), 30305
Date of event which requires filing of this statement: 06/03/2026
Filed by CIK 0001539281
Persons authorized to receive notices and communications: Robert MacArthur, c/o Forager Fund, L.P., 2025 3rd Avenue North, Suite 350, Birmingham, Alabama (AL), 35203, (205) 383-4763

## Reporting persons
- Forager Fund, L.P. (CIK 0001539281): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 11,106,548; shared voting power 0; sole dispositive power 11,106,548; shared dispositive power 0; aggregate amount beneficially owned 11,106,548 (12.4% of the class)
- Forager Capital Management, LLC (CIK 0001802986): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 11,106,648; shared voting power 0; sole dispositive power 11,106,648; shared dispositive power 0; aggregate amount beneficially owned 11,106,648 (12.4% of the class)
- Edward Kissel (CIK 0001877495): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,106,648; sole dispositive power 0; shared dispositive power 11,106,648; aggregate amount beneficially owned 11,106,648 (12.4% of the class)
- Robert MacArthur (CIK 0001877496): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 11,106,648; sole dispositive power 0; shared dispositive power 11,106,648; aggregate amount beneficially owned 11,106,648 (12.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Repay Holdings Corp
Address of issuer's principal executive offices: 3060 PEACHTREE ROAD NW, SUITE 1100, ATLANTA, Georgia (GA), 30305
Comment: The aggregate percentage of shares owned by each person named herein is based on 89,672,978 shares of Common Stock outstanding as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10Q for the fiscal quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 4, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
On June 3, 2026, the Reporting Person issued a press release announcing its intention to withhold its vote from all of the directors standing for election at the Issuer's upcoming Annual Meeting to be held on June 10, 2026. In the press release the Reporting Person notes the reasons for withholding its votes, including that "Paul Garcia, Maryann Goebel, Pete Kight, Emnet Rios and Richard Thornburgh refused substantive engagement and repeatedly chose governance paths that left stockholders with no meaningful voice and the Board with more control." The Reporting Person continues to believe that a transaction involving the Issuer may be in the best interests of stockholders and remains willing to engage in discussions regarding a potential transaction. The foregoing description of the press release does not purport to be complete and is qualified in its entirety by reference to the full text of the press release, a copy of which is filed as Exhibit 99.5 hereto and incorporated herein by reference.

There can be no assurance that any discussions that may occur between the Reporting Persons and the Issuer with respect to the proposal will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction will be subject to a number of contingencies that are beyond the control of the Reporting Persons, including the approval of the Board of Directors of the Issuer, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented to incorporate the following:

The following document is filed as an exhibit:

Exhibit 99.5 - Press Release, dated June 3, 2026

## Signatures
- Forager Fund, L.P.: /s/ Robert MacArthur, Managing Partner (06/03/2026)
- Forager Capital Management, LLC: /s/ Robert MacArthur, Managing Partner (06/03/2026)
- Edward Kissel: /s/ Edward Kissel, Edward Kissel (06/03/2026)
- Robert MacArthur: /s/ Robert MacArthur, Robert MacArthur (06/03/2026)